Exhibit 23.5

Consent of Lazard Frères & Co. LLC

We hereby consent to the use in the Amendment No. 2 to the Registration Statement of Blockbuster Inc. on Form S-4 of the description of our report and to the references to our name contained therein under the headings “The Transaction—Background of this Exchange Offer,” and “The Transaction—Report of Lazard.” By giving such consent we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

LAZARD FRERES & CO. LLC

By:	/s/ Albert H. Garner
Albert H. Garner Managing Director

New York, New York

August 24, 2004